BluCollr, LLC

Offering Document,

Updated as of 4/29/19,
filed as

ANNUAL REPORT

This Annual Report is dated April 30, 2019.

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

BluCollr, LLC.

29 Harkin Ln.
Hicksville, NY 11801

http://blucollr.com/



100 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070 Shares of Membership Units ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100 Shares of Membership Units ($10,000)

Company	BluCollr, LLC
Corporate Address	29 Harkin Lane, Hicksville, New York 11801
Description of Business	BluCollr is an employment social network and virtual portfolio website that provides non-downloadable software to users.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$100/Membership Unit
Minimum Investment Amount (per investor)	$100

<u>Investment Bonus (Bonus **Shares** as Percentage of Investment)</u>

$1,000 - $4,999: 10% bonus

$5,000 - $9,999: 15% bonus

$10,000 - $29,999: 20% bonus

$30,000 or more: 25% bonus

If you invest $1,000 or more, you will receive bonus shares as a percentage of your investment based on the schedule above.

For example, if you buy 10 membership units at $100 / share ($1,000 investment), you will receive 1 membership bonus unit (10%), meaning you'll own 11 units for $1,000;

if you buy 300 membership units at $100 / share ($30,000 investment), you will receive 75 membership bonus units, meaning you'll own 375 units for $30,000.

Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The 10% Bonus for StartEngine Shareholders

BluCollr, LLC will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Membership Units at $100 / share, you will receive 11 Membership Units, meaning you'll own 11 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<center>THE COMPANY AND ITS BUSINESS</center>

The company's business

Description of Business

BluCollr is a specialized employment network created by and for people who earn a living in the manual trades and seasonal employment industries. From carpenters to wait staff, auto mechanics to farmhands, BluCollr aims to match skilled and unskilled workers with employers in industries where studies consistently show there will be more jobs than people to fill them in the coming years.

Using our proprietary social networking and virtual portfolio platform, BluCollr seeks to revolutionize the skilled, unskilled and seasonal labor employment markets by enabling working professionals and employers to connect in a unique, digital environment developed to meet the specific human resources needs of these industries. In addition, BluCollr will seamlessly integrate into the growing "gig economy" by enabling employers to quickly and efficiently fill temporary skilled and unskilled labor gigs.

BluCollr seeks to offer a long-overdue and much-needed improvement to the current way in which men and women in the working trades and seasonal labor industries find employment, and seeks to reestablish pride and interest in the skilled and unskilled trades.

Sales, Supply Chain, & Customer Base

The monetization of BluCollr will be achieved primarily through the model of web-based social advertising revenue. While we have not ruled out the potential for an eventual paid, premium version of the application, we plan to maintain a free version for the foreseeable in order to reach the widest possible user base.

Development and initial management of the BluCollr.com platform will be executed by our development team at Blue Label Labs. Initial server space to support the BluCollr.com platform will be provided by Blue Label Labs until such time as the purchase of dedicated servers becomes necessary. All initial operations, sales, and marketing support will be managed by the founders (Christopher Lawrence and Christopher Carsten) until such time as hiring support staff becomes necessary.

The BluCollr customer base will consist of employers and employees in the skilled trades (e.g. carpenters, electricians, plumbers, auto mechanics, waitstaff, etc.); unskilled trades (e.g. apprentices, general construction laborers, farmhands, delivery men and women, table bussers, dishwashers, fishing boat deckhands, etc.); and seasonal labor industries (e.g. lifeguards, surf instructors, ski instructors, lift operators, seasonal industry support staff, etc.)

Competition

There currently exists no widely-used social media platform or employment social network for the skilled and unskilled trades and seasonal labor industries. We believe, the most widely used methods for employers and employees in our target industries to connect with each other are both inefficient and archaic (e.g. digital and print classified ads, craigslist ads, and word of mouth.)

Liabilities and Litigation

Neither BluCollr, LLC nor its founders have any business liabilities at this time. Neither BluCollr, LLC nor its founders are involved in any litigation at this time.

The team

Officers and directors

Chris Lawrence	Co-Founder and Manager, Head of Business Development and Marketing
Chris Carsten	Co-Founder and Manager, Head of Operations and Strategy

Chris Lawrence

Chris has served as BluCollr's Head of Business Development and Marketing since our inception in January 2018. Chris began his journey in the working trades when he was sixteen years old. As he worked his way through high school and college, he developed his skills as a carpenter's apprentice while also taking jobs in the food service industry. After completing his undergraduate studies, Chris embarked on a career in sales and marketing to include positions with Enterprise Rent-a-Car and Pfizer Pharmaceuticals focusing on business development and brand promotion. Throughout his professional career, Chris continued to develop his skills in carpentry, ultimately deciding to leave the corporate world to become a lead carpenter installing custom millwork and high-end finish carpentry in the New York Metropolitan Area, the Hudson Valley, and beyond. In 2015, Chris opened his own custom construction, woodworking and furniture business based on Long Island. Along the way, Chris earned a B.A. in English from the University of Connecticut and a M.A. in Literature from the State University of New York at New Paltz. Chris brings a unique range of skills to the BluCollr team including extensive knowledge of the skilled, unskilled and seasonal labor markets as well as expertise in business development, sales and marketing. Work History: 01/2018-Present: Co-Founder of BluCollr, LLC; 05/2016-Present:Owner and Sole Proprietor of Vagabond Craftworks, LLC; 04/2015-04/2016: Lead Carpenter at DB Home Improvement, Inc. As of December, 2018, Chris Lawrence will be working on the growth and development of BluCollr.com on a full-time basis.

Chris Carsten
Chris has served as BluCollr's Head of Operations and Strategy since our inception in January 2018. Chris first started in the manual trades when he was fifteen years old working as a bus boy at a local catering hall in Long Island, NY. Throughout his teens and twenties, Chris worked in the food service, construction and trucking industries to put himself through college, ultimately earning a B.S in Economics from the George Washington University and a M.A in English from University College London. After completing his education, Chris served as an intelligence officer within the US Intelligence Community where he gained valuable experience in analysis, operations and risk management as well as significant international exposure. After leaving government service, Chris accepted a position with a major investment bank providing analytic and project management expertise to a range of issues across operations and risk management. Chris brings a wealth of expertise to the BluCollr team, particularly in the realms of strategy development, operations, applied analytics and enterprise risk management. Work History: 01/2018-Present: Co-Founder of BluCollr, LLC; 12/2015 - Present: Vice President at Deutsche Bank AG (primary job). Chris will be working on the growth and development of BluCollr.com on a part-time basis (approximately 20 - 30 hours per week).

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our trademarks and other intellectual property could be unenforceable or ineffective.** One of the company's most valuable assets is its intellectual property. To date, we have filed trademark applications for BluCollr with the appropriate government offices (e.g. USPTO), secured the domain blucollr.com, created a number of social media handles using the moniker "BluCollr" for use in future marketing campaigns and will file for appropriate IP protections once the full development of the BluCollr platform is completed. BluCollr intends to continue to build its intellectual property portfolio as we develop the platform and explore new technology solutions to streamline or supplement the platform.
- **We are a brand-new company.** BluCollr has limited history, no clients, and no revenues. If you are investing in BluCollr, it's because you think BluCollr is a good idea, and that we will be able to successfully develop, launch, market and generate ad revenue through the BluCollr platform. We have yet to sell any member units in the company and we plan to market a web platform that has no direct commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **You can't easily resell the securities.** 7.1 Restrictions on Disposition. No Member shall encumber, hypothecate or transfer, by sale, gift, bequest, assignment, operation of law or otherwise, any Membership Interests now or hereafter owned by him except in accordance with the Operating Agreement. If no provision of the Operating Agreement governs the proposed disposition, then such disposition shall be deemed to be prohibited by the Operating Agreement, except with the written consent of Super Majority . 7.2 Condition Precedent for Transfer. No Member shall effect, in any manner, any transfer of any Membership Interest unless the transferee, as a condition precedent to such transfer, consents in writing to the continuance of the terms and conditions of the Operating Agreement by dating and executing a counterpart copy thereof and delivering it to the Company with copies to the Super Majority . 7.3 Transfers. (a) Right of First Refusal. (i) In the event that any Member (the "Selling Member") of the Company desires to sell, assign, transfer or otherwise dispose of its Membership Interests, he or she shall give written notice to the remaining Members (the "Non-Selling Members") and the Non-Selling Members shall have the right of first refusal to purchase such Membership Interest at the purchase price as determined pursuant to Section 7.3(b) of the Operating Agreement. The Non-Selling Members shall have thirty (30) days from the date of such notice to agree to purchase all or part of such Membership Interest by giving written notice to the Selling Member stating the quantity of such Membership Interest to be purchased and fixing a closing date for the purchase of such Membership Interest not more than thirty (30) days thereafter; provided, however, that the Selling Member shall have no obligation to sell the Membership Interests to the Non-Selling Members if the Non-Selling Members and the Company (in accordance with Section 7.3(a)(iii) below) have agreed to purchase less than all of the Selling Member's Membership Interests. At the end of the thirty (30) day period referred to in this Section 7.3(a)(i), the Selling

Member shall give written notice to the other Member of the number of Membership Interests purchased and not purchased by the Non-Selling Member pursuant to this Section 7.3(a)(i). (ii) In the event that the Non-Selling Members fail to exercise the foregoing right of first refusal with respect to any of the Selling Member's Membership Interests within the applicable time periods specified in Sections 7.3(a)(i), the Company shall purchase all remaining Selling Member's Membership Interests at the purchase price and according to such terms as determined pursuant to Sections 7.3(b) and (c), respectively, of the Operating Agreement. Such purchase by the Company shall be a mandatory redemption of the Selling Member's Membership Interests. The closing date for said purchase and sale shall occur within thirty (30) days after the date on which the Company gives written notice to the Selling Member of its obligation to purchase said Membership Interests. (b) Purchase Price. The amount to be paid for the Membership Interests to be sold under this Section 7.3 shall be an amount equal to the "fair market value" of such Membership Interests as determined in accordance with the terms and conditions set forth in Section 7.7 of the Operating Agreement. (c) Payment of Purchase Price. In the event that any sale of a Member's Membership Interests pursuant to Section 7.3(a)(i) or (ii), the purchaser of said Membership Interests (either a Non-Selling Member or the Company, as the case may be) shall deliver to the Selling Member: (i) An amount equal to fifty percent (50%) of the aggregate purchase price to be paid by said purchaser in cash or certified check on the closing date of the purchase; and (ii) Twenty-five percent (25%) of the aggregate purchase price to be paid by said purchaser in cash or certified check on each of the next two (2) anniversaries of the closing date of the purchase. 7.4 Disposition Of Units At Death. Notwithstanding anything in this Section 7 to the contrary, any Member, who is an individual, may Transfer all or any portion of his or her Membership Interests to his or her spouse, a parent, a sibling, a lineal descendant (expressly including those who are adopted and step children), or any combination thereof by bequest or inheritance upon his or her death. 7.5 Definition Of Fair Market Value. (a) Effective Date. For purposes of the Operating Agreement, the "fair market value" shall be determined in accordance with the terms and provisions of this Section 7.5 as of the Effective Date, as defined in Section 4.1 of the Operating Agreement, of the occurrence of the event giving rise to the purchase of the Membership Interest of any Member. (b) Fair Market Value. The "fair market value" for such Membership Interests shall be that which is agreed upon in writing by the Selling Member (either the Selling Member, or the Deceased Member, as the case may be) and the purchaser of said Membership Interests. If such agreement is not reached within thirty (30) days after the Effective Date, the "fair market value" for such Membership Interest shall be the "fair market value" thereof as of the Effective Date as determined in accordance with the terms and conditions set forth in Section 7.5(c) below. (c) Appraisal. Within ten (10) days after the expiration of the thirty (30) day period set forth in Section 7.5(b) above, the Selling Member (either the Selling Member, the Disabled Member or the Deceased Member, as the case may be) shall select a reputable business appraiser and give written notice thereof to the Non-Selling Members, and the Non-Selling Members shall select a reputable business appraiser and give written notice thereof to said Selling Member. Such business appraiser shall be an institutional organization which regularly conducts appraisals of businesses of a nature similar to that owned by the Company. The "fair market value" of the Membership Interests being purchased, as determined and agreed upon by the two (2) appraisers set forth above, shall be the "fair market value" for such Membership Interests. In the event the two (2) appraisers cannot, within thirty (30) days after their selection, agree to the "fair market value" of said Membership Interests, the two (2) appraisers shall select a third appraiser. Such third appraiser shall appraise the real estate owned by the Company, and such appraisal shall be used to determine the purchase price for said Membership Interests. The final determination of the appraisal shall be binding on all of the parties. The appraisers shall deliver a written report of their respective appraisal to all interested parties, and the cost of such appraisals shall be borne equally by said Selling Member and the Non-Selling Members.

- **Any valuation at this stage is pure speculation.** The valuation of our company is purely speculative at this point. The company has limited assets and IP, and is not currently generating revenue. It's a question of whether you, the investor, want to pay this price for this security. When you invest, you're investing in our idea and future profitability of that idea.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will make money unless there is sufficient demand for our product, and that advertisers see the value in marketing their products and services through our platform.

- **Limited Intellectual Property Protections for Social Networking Platforms** Current intellectual property law only allows for protections of trademarks, logos, and code. However, current intellectual property law does not allow protections for ideas. In other words, despite the fact that we have no current competitors, competing sites performing similar functions to BluCollr, LLC could launch at any time in the future.

- **We Rely on Third Parties to Provide Services Essential to the Success of Our Business** We rely on third parties to provide a variety of essential business functions for us, including legal services, website design, accounting, advertising, etc. It is possible that some of these third parties could fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **This Is a New and Unproven Industry** As BluCollr will be the first employment social network geared specifically to the manual and seasonal labor markets. This implies that our platform is a new and unproven business model. While we see incredible potential in this market, you should understand that we are essentially pioneering employment social networking platform within these labor markets.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Members and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Christopher R. Lawrence, 50.0% ownership, Membership Units
- Christopher M. Carsten, 50.0% ownership, Membership Units

Classes of securities

- Membership Units: 21,400

Voting Rights *(of this security)*

"Membership Interest" shall mean all of the rights of a Member in the Company, including a Member's (i) right to a share of the Profits and Losses of, and right to receive Distributions from, the Company, (ii) right to inspect the Company's books and records, and (iii) right, subject to the terms of the Operating Agreement, to participate in the management of and vote on matters that come before the Company.

"Manager" or "Managers" shall mean, initially, Christopher M. Carsten and Christopher R. Lawrence, or such other Member(s) as may be designated or become a Manager pursuant to the terms of the Operating Agreement. The Managers shall constitute a "manager" (as that term is defined in the NY LLCL) of the Company.

Management.

The Manager(s) shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. If there shall be at any time more than one Manager, the vote or consent of a majority of the Managers then in office shall constitute the approval of the Managers for such action. The number of Managers shall be fixed from time to time by the affirmative vote of the Super Majority. Company shall initially have two (2) Managers who shall be elected by the Super Majority. Any action taken by the Managers shall constitute the act of and serve to bind the Company. The Manager(s) shall serve as Manager until a successor is appointed. Persons dealing with the Company are entitled to rely conclusively on the power and authority of each of the Managers as set forth in the Operating Agreement. The Managers shall have all rights and powers of a manager under the Act, and shall have such authority, rights and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of the Operating Agreement. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Managers pursuant to a resolution expressly authorizing such action.

A meeting of the Members may be called at any time by the Managers or by the Members who collectively hold twenty percent (20%) or more of the Percentage Membership Interests. Meetings of the Members shall be held at the Company's principal place of business or at any other place designated by the Managers. Not less than five (5) days before each meeting, the Person calling the meeting shall give notice thereof to each Member entitled to vote at the meeting. The notice shall state the place, date, hour and purpose of the meeting. Unless the Operating Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of a Super Majority constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney-in-fact.

Except as otherwise provided in the Operating Agreement, the consent of a Super Majority shall be required to approve any of the following matters coming before the Members: to issue any check in the name of the Company in an amount equal to or in excess of $50,000. borrow any money or incur any indebtedness in excess of $100,000 other than in the ordinary course of business; the entering into or consummation of any transaction or arrangement with any Manager or any transaction involving an actual or potential conflict of interest with any of the foregoing, other than as specifically provided for in the Operating Agreement, and the giving, making or enforcement of any rights, approvals, consents, elections or other decisions with respect to any such transaction, agreement or arrangement; any contract, transaction or series of transactions with a third party which requires payments in excess of $100,000 in any twelve (12) month period, other than in the ordinary course of business; initiate or consummate an initial public offering, qualified public offering, or any other public offering and sale of the Membership Interests or any other securities; or establish a subsidiary or entering into any joint venture or similar business arrangement.

In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the consent of Members holding the requisite Super Majority as required for Members to take action under the Operating Agreement.

Except as otherwise provided in the Operating Agreement, any vacancy occurring for any reason among the Managers, whether resulting from an increase in the number thereof , or the death, resignation or removal of one or more Managers or otherwise, may be filled by vote of the remaining Managers then in office, provided that, if there are no remaining Managers, the vacancy(ies) shall be filled by vote of the Super Majority.

Profit Distribution

Allocation of Profits and Losses and Cash Flow.

Profits and Losses shall be allocated among the Members in accordance with each Member's Percentage Membership Interest, at the close of business on the day on which such allocation is to be made. Profits and Losses of the Company shall be determined (i) at the close of each fiscal year, (ii) upon the dissolution of the Company, and (iii) upon the winding up of the Company's business. The Profits and Losses of the Company shall be computed in accordance with the accounting method followed by the Company for federal income tax purposes, applied in a consistent manner.

In the event of a transfer of a Member's Membership Interest in accordance with Article 7 of the Operating Agreement, Profits and Losses for that fiscal year shall be allocated between the Members to reflect their varying interests during the fiscal year. For purposes of computing the varying interests of each Member, the Company shall make an interim closing of its books, as of the last day of the calendar month in which the transfer of the Membership Interest occurs (the "Effective Date"), and compute Profits and Losses applicable to the period of time before and after the Effective Date using the accrual method of accounting.

Rights to Receive Liquidation Distributions

Allocation of Gains and Losses Upon Sale or Liquidation.

Gains and losses recognized by the Company upon the sale, exchange or other disposition of all or substantially all of the assets of the Company, or upon the liquidation of the Company, shall be allocated to the Members in the same proportions as Profits and Losses are allocated to the Members.

*The Company will distribute K-1's to all Members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

In our Company, the class and voting structure of our Membership Units has the effect of concentrating voting control with a few people, specifically the founders, and potentially a few other members. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Membership Units, you will have no voting rights. Even upon conversion of the Membership Units purchased in this Offering, you will hold a minority interest in the Company and the founders, potentially combined with a few other members, will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of managers, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Dilution in an LLC is different than a C-Corp as an LLC cannot issue stock. Dilution in an LLC occurs when a new member is added through the creation of additional member units rather than the sale of existing member units. For BluCollr, this would require an amendment to the company's operating agreement. This amendment would need to detail the ownership stake of the new member and that member's share of business profits. That being said, if BluCollr amends its operating agreement to create more membership units, the percentage of BluCollr that you own will decrease, even though the value of BluCollr may increase. You will own a smaller piece of a larger company. This increase in number of total member units could result from a future offering (such as a venture capital round or angel investment), but the company has no plans to increase the number of member units in the foreseeable future.

Investors should also understand the potential for BluCollr to convert to a C-Corp at some point in the future at the discretion of the Supermajority. There are a number of reasons the company may opt to due this as BluCollr grows, including and particularly if the Supermajority determines that that an Initial Public Offering (IPO) would be in the best interests of the company. In the event that BluCollr LLC is converted to a C-Corp, all of the membership interests will be automatically exchanged for stock in the newly formed corporation by process of law. Following such a conversion, if we decide to issue more stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if a company offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the Company). The type of dilution in a C-Corp that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment in BluCollr expecting to own a certain percentage of the BluCollr or expecting each member unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the management. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the full development and initial launch of the BluCollr platform via blucollr.com, which we do not anticipate occurring until early to mid 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, **we anticipate that we can operate the business for six months after launch without revenue generation or additional capital infusion**. This projection is based upon the following expenses[based on a net raise of $100,580 ($107,000 minus 6% StartEngine fee)]:

- Retain software development firm Blue Label Labs to complete the development of the BluCollr.com web-based platform at an **estimated cost of $50,000**. This estimate covers the cost of building a full-functioning, launch-ready web-based application, and **requisite server space and tech support for six months**.
- Media advertising in soft-launch market at an **estimated cost of $45,000**. We believe that early and aggressive advertising to our target demographics will be crucial in securing an early and significant user base which we can parlay into advertising revenue and further capital raising efforts.

Financial Milestones

We are currently seeking seed capital in the amount of $107,000 to complete the development the BluCollr web-based platform. Based upon estimates from our software developer, Blue Label Labs (www.bluelabellabs.com), development of a fully functional web-based platform will cost between $45,000.00 and $55,000.00; this price includes requisite server space and tech support for six months after launch. Once we have an operational web-based platform we plan to utilize the remaining $46,000.00 to $56,000.00 on the marketing and soft-launch of BluCollr in a test market. We will also allot nominal amounts (~$3,000) for incidental expenses, such as legal fees, IP applications, and investor marketing (~$2,500) to seek additional capital for expansion. Per our proposed timeline, once the BluCollr platform reaches a workable user base we plan to raise additional funds for growth and expansion via advertising revenue, angel investors and venture capital firms.

Liquidity and Capital Resources

This fundraising campaign represents BluCollr, LLC's seed capital fundraising campaign. As such, BluCollr, LLC has nominal financial liquidity as of 10/31/2018. BluCollr, LLC currently has no significant financial liabilities.

BluCollr currently requires the infusion of new capital to complete the development of the BluCollr platform. If the company is successful in this offering, we will likely seek to continue to raise capital through advertising revenue, additional crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Based upon estimates from our software developer, Blue Label Labs (www.bluelabellabs.com), development of a fully functional web-based platform will cost between $45,000.00 and $55,000.00. Once we have an operational web-based platform we plan to utilize the remaining $46,000.00 to $56,000.00 on the marketing and soft-launch of BluCollr in a test market. We will also allot nominal amounts (~$3,000) for incidental expenses, such as legal fees and IP applications, and investor marketing (~$2,500) to seek additional capital for expansion. Per our proposed timeline, once the BluCollr platform reaches a workable user base we plan to raise additional funds for growth and expansion via advertising revenue, angel investors and venture capital firms.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-01-10, Securities Act Rule 4(a)(2), 21400 Membership Units. Use of proceeds: This securities offering reflects the membership units issued to the founders upon the formation of BluCollr, LLC on January 10th, 2018. Therefore, the company received no proceeds from this offering. Per SEC Release No. 33-4552, "the sale of stock to promoters who take the initiative in founding or organizing the business would come within the exemption."

Valuation

$2,140,000.00

While it is difficult to place a value on a brand-new company, which will be monetized primarily by in-application advertising revenue, we have studied the growth of Linkedin as a comparative model. Linkedin is an existing, successful employment social networking platform that focuses primarily on professional labor markets, whereas BluCollr will be focusing on the skilled and unskilled manual labor markets. The founder of Linkedin provided the initial seed funding to launch the website publicly on May 5, 2003. Not long after the product launch, Linkedin began initial conversations with venture capital firms for a Series A round. Bear in mind that LinkedIn's product had only been live for a couple of months at this point, and wouldn't start generating revenue for more than a year. Nevertheless, these conversations eventually resulted in a $4.7 million round which closed in November 2003; the pre-money valuation was between $10 million and $15 million. [Source: http://fortune.com/2011/05/26/how-linkedin-first-raised-money-and-endured-rejection/] We believe BluCollr will become the premier employment social networking platform for the manual trades and seasonal labor markets, similar to the way in which Linkedin has become the premier employment social networking platform for white collar professionals. As such, we believe we have appropriately valued the company at this stage in its development and expect the value to increase significantly after we publicly launch the platform in 2019.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$9,400	$50,000
Marketing/Launch	$0	$45,000
Investor Marketing	$0	$2,580
Incidental / Legal Expenses	$0	$3,000

Working Capital	$0	$0
Total Use of Net Proceeds	**$9,400**	**$100,580**

We are seeking to raise a minimum of $10,000 and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

$50,000: Estimated production cost to produce a launch-ready version of the BluCollr.com web platform.

$45,000: Estimated cost of soft launch and media marketing campaign in our test market.

$2,580: To be applied towards cost of locating and securing Venture Capital funds to aid in market expansion and company growth.

$3,000: To be applied towards incidental, legal, and accounting expenses.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

Annual reports for BluCollr, LLC will be available within 120 days of the end of the company's most recent fiscal year at https://blucollr.com/investor-information.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
BluCollr, LLC.

[See attached]

I, Christopher Carsten, Co-Founder and a Managing Member of BluCollr, LLC, hereby certify that the financial statements of BluCollr, LLC and notes thereto for the period since Inception (January 10, 2018) through December 31, 2018 included in this Form C offering statement are true and complete in all material respects to the best of my knowledge and that the information below reflects accurately the information that will be reported on our federal income tax returns (Form 1065).

BluCollr, LLC was not in existence for the previous tax year.
IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 04/18/2019.

BluCollr LLC was not in existence for the previous tax year."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __4/18/2019__ (Date of Execution).

 _____ (Signature)

Co-Founder _____ (Title)

4/18/2019 _____ (Date)

BluCollr, LLC

**FINANCIAL STATEMENTS
(UNAUDITED)**

AS OF AND FOR THE YEARS ENDED
Since Inception (January 10, 2018) to December 31, 2018

BluCollr, LLC
Index to Financial Statements
(unaudited)

BLUCOLLR, LLC
BALANCE SHEETS
December 31, 2018
(unaudited)

		December 31, 2018
Assets		
Current Assets:		
Cash	$	189
Total Current Assets		189
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets		189
Liabilities and Equity		
Current Liabilities		
Short-term borrowings		-
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities		-
Owners' Equity		
Members' Investment		5,471
Retained Earnings		-
Net Income		(5,282)
Total Members' Equity		189
Total Liabilities and Stockholders' Equity	$	189

BLUCOLLR, LLC
STATEMENTS OF OPERATIONS
SINCE INCEPTION (JANUARY 10, 2018) TO DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Revenue	$ -
Cost of Sales	-
Gross Profit	
Operating Expenses-	
General and Admin Expenses	5,282
Total Operating Expenses	5,282
Net Income	$ (5,282)

BLUCOLLR, LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
SINCE INCEPTION (JANUARY 10, 2018) TO DECEMBER 31, 2018

	Members' Contribution		Accumulated Deficit	Owners' Equity
	Units	Amount		
January 10, 2018	21,400	$ -	$ -	$ -
Contribution		5,471	-	5,471
Net Income/(Loss)	-	-	(5,282)	(5,282)
December 31, 2018	21,400	$ 5,471	$ (5,282)	$ 189

6

BLUCOLLR, LLC
STATEMENTS OF CASH FLOWS
SINCE INCEPTION (JANUARY 10, 2018) TO DECEMBER 31, 2018
(unaudited)

	2018
Cash Flows From Operating Activities	
Net Income	$ (5,282)
Net Cash Used in Operating Activities	(5,282)
Cash Flows From Financing Activities	
Members' Contribution	5,471
Net Cash Received From Financing Activities	5,471
Increase in Cash and Cash Equivalents	189
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 189

NOTE 1 – NATURE OF OPERATIONS

BluCollr, LLC was formed on January 10, 2018 ("Inception") in the State of NY. The balance sheet of BluCollr, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hicksville, NY.

BluCollr, LLC is a specialized employment social network created by and for people who earn a living in the manual trades and seasonal employment industries.
From carpenters to wait staff, auto mechanics to farmhands, BluCollr aims to match skilled and unskilled workers with employers in industries where studies consistently show there will be more jobs than people to fill them in the coming years.

Using our proprietary social networking and virtual portfolio platform, BluCollr seeks
to revolutionize the skilled, unskilled and seasonal labor markets by enabling working professionals and employers to connect in a unique, digital environment developed to meet the specific human resources needs of these industries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: potentially unenforceable or ineffective intellectual property; we are a brand-new company with limited history, no clients, and no current revenue streams; our securities cannot be easily re-sold; our valuation as of December 31, 2018 is purely speculative; our business projections are only estimates; there exist limited intellectual property protections for social networking platforms; we rely on third parties to provide services essential to the success of our business; and this is a new and unproven industry. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from in-app advertising transactions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. 250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – DEBT

BluCollr, LLC had no debt or liabilities as of 31 December, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

BluCollr, LLC is owned 50% Christopher M. Carsten and 50% by Christopher R. Lawrence. As of December 31, 2018, 21,400 units have been authorized and issued, of which 10, 700 to Christopher M. Carsten and 10,700 to Christopher R. Lawrence.

NOTE 6 – RELATED PARTY TRANSACTIONS

BluCollr,LLC has no Related Party Transactions.

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

BluCollr is pending **StartEngine Approval.**





BluCollr
Employment social network

Small OPO · Hicksville, NY · Professional Services · US Investors Only

0
Investors

$0.00
Raised of $10K – $107K goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

Changing the way working people find work

Invest in *BluCollr*

BluCollr is a specialized **employment social network** created by and for people who earn a living in the **manual trades and seasonal employment industries.**

From carpenters to wait staff, auto mechanics to farmhands, BluCollr aims to match skilled and unskilled workers with employers in industries where **studies consistently show there will be more jobs than people to fill them in the coming years.**

Using our **proprietary social networking and virtual portfolio platform***, BluCollr seeks to **revolutionize the skilled, unskilled and seasonal labor markets** by enabling working professionals and employers to connect in a unique, digital environment developed to meet the specific human resources needs of these industries.



BluCollr will also **seamlessly integrate into the growing "gig economy"** by enabling employers to quickly and efficiently fill temporary skilled and unskilled labor slot.

BluCollr offers **a long-overdue and much-needed improvement** to the current way in which men and women in the working trades and seasonal labor industries find employment, and seeks to **reestablish pride and interest in the skilled and unskilled trades** as we help to open up these jobs to a wider cross-section of the population.

By investing in BluCollr, **you will be joining us on the journey toward changing the way working people find work.**

Chris Lawrence and Chris Carsten
Founders, BluCollr, LLC.

Our platform is currently in the design phase, and we require the infusion of additional capital to complete the development, testing and launch of the platform with our development team. With your investment, you'll be enabling the full development and soft launch of the BluCollr platform.

The Offering

Investment:
$100/Membership Unit | When you invest you are betting the company's future value will exceed $2.2M.

Perks (Bonus Shares as Percentage of Investment)
$1,000 — If you invest $1,000 - $4,999, you will receive a 10% bonus.
$5,000 — If you invest $5,000 - $9,999, you will receive a 15% bonus.
$10,000 — If you invest $10,000 - $29,999, you will receive a 20% bonus.
$30,000 — If you invest $30,000 or more, you will receive a 25% bonus.

All perks occur after the offering is completed.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

Maximum subject to adjustment for bonus shares. See 10% Bonus below.

We seek to be the premier employment social network for the skilled, unskilled and seasonal labor markets.





Our Vision

BluCollr started with a simple question: why isn't there an employment social network designed to meet the specific human resources needs of the manual trades and seasonal labor industries?

To answer this question, let's take a step back and **think about how employers in these industries hire workers,** what matters to them from a knowledge, skills and abilities standpoint, and how this differs from the white-collar professional world.

Together, **our founders have decades' worth of cumulative experience** working (and looking for work) in industries ranging from general construction to trucking and food service. Throughout the course of their careers, they found employment **opportunities the old-fashioned way – through classified ads, walk-ins and word-of-mouth.**

This is because **employers in our target industries often rely on passive rather than proactive means of finding new employees,** such as posting a job ad and waiting for applicants to respond. This is particularly troubling when one considers that

these types of industries tend to be dominated by small businesses, which **often lack the human resources capabilities of their white collar counterparts.** (Sources: Fast Workforce, TLNT, US Small Business Administration, Paychex)



For anyone who hasn't worked in the trades, this probably sounds **incredibly inefficient and strangely antiquated in the internet age** – why not just use [insert preferred employment social networking platform] to find potential employees? The answer is fairly simple: **because many of the most popular employment social networking platforms are overwhelmingly used by white collar professionals rather than tradespeople** (Source: Business Insider).

To understand this phenomenon, let's consider the core design of one of the largest and most popular employment social networking platforms. **User profiles on this platform are essentially digital versions of the traditional résumé or CV,** designed to showcase work history and education. Employers and recruiters can **proactively search these digital résumés** to find potential candidates who meet the **professional and educational requirements** for their job openings. (Sources: Lifewire, Business Insider)

However, in the **manual trades, your résumé is far less important** than your ability to perform your trade competently and professionally. In addition, **workers in many of our target industries are hired on a temporary basis or for specific projects;** this leads to a high-turnover rate making their **work histories far too varied for the traditional résumé format** (Sources: The Balance Careers, Creative Business Resources).



Consequently, **tradespeople often market themselves through visual portfolios of their work, detailed descriptions of their specific skillsets and referrals from industry peers.** Unsurprisingly, many of our **target industries were among the least represented in a 2016 study of users by industry** on the same employment social networking site mentioned above. (Sources: The Balance Careers, Bizfluent, Monster, LinkedIn Pulse)

From the employer perspective, **skilled and unskilled labor jobs are becoming increasingly difficult to fill.** As a result, many employers in our target industries are **struggling to attract interest in their fields and market themselves to prospective employees.** (Source: CNBC, Associated General Contractors of America, Horton, Associated General Contractors of America)



But what if we could change all that? Through the BluCollr platform, users will be able to create **virtual portfolios that showcase their work, detail their specific skillsets and highlight referrals from peers.** Conversely, businesses will be able to create company profiles to **showcase flagship projects, highlight training/apprenticeship opportunities and describe their company culture.**

Employers will **now be able to proactively find the right workers for specific roles or projects based on virtual portfolio searches,** while prospective employees will be able to **research potential employers, job openings and careers in the trades** through employer portfolio searches.

Essentially, we believe **BluCollr will be a game-changer for the skilled, unskilled and seasonal labor markets** by revolutionizing the way employers and tradespeople connect and communicate online.

Our Platform


Cody Pomeroy
Master Carpenter
Cody's Portfolio:
See full portfolio

The graphic above is a design mockup; product still currently under development; final product may vary

What makes **BluCollr different from other employment social networks is our focus on our users' skills, portfolio and reputation** rather than professional or educational history. Specifically, our platform will enable users to **create virtual portfolios of their work,** which can be shared directly with potential employers, clients, peers, etc., as well as **detail key skills and certifications.** Users will also be able **to provide/receive referrals from peers and former employers,** which will be accessible through their portfolios.

Because BluCollr will serve as a **repository for our users' portfolios and industry connections, the platform will be of immediate value to men and women in the working trades.** In other words, our **target users will have a vested interest in creating BluCollr portfolios** to store and showcase their work and connect with industry peers **even if they're not actively looking for work.**


Vagabond Craftworks
Available Jobs:

The graphic above is a design mockup; product still currently under development; final product may vary

Conversely, employers will not only be able to post jobs, but **proactively search for workers based on their skillsets and view examples of their work in real-time**. This will enable employers to proactively find workers for **both long-term employment opportunities and short-term gigs, including immediate fill positions** (e.g. a subcontractor cancelling at the last minute).

BluCollr will also allow employers to **market themselves to prospective employees by creating company profiles**, which can be used to describe their corporate culture or work environment, provide examples of key projects and receive endorsements from former employees. This will not only enable employers to differentiate themselves from competitors, but will also **allow prospective employees to research potential employers before taking a job**.

Our platform is **currently in the design phase**, and we require the infusion of additional capital to complete the development, testing and launch of the platform with our development team (please see the "Our Development Team" section below). With your investment, **you'll be enabling the full development and soft launch** of the BluCollr platform, which we anticipate in early to mid 2019.



What Makes Our Platform Unique

- BluCollr seeks to be the premier employment social network for the skilled, unskilled and seasonal labor markets, and designed to cater specifically to the human resources needs of these industries
- BluCollr will be marketed exclusively to employers and employees in the manual and seasonal trades
- BluCollr was created by working people for working people - our founders understand the needs of both workers and employers in our target industries
- Blucollr's focus on portfolio, skills and reputation differentiates us from employment social networks that focus on education and employment history
- BluCollr will be of immediate value to users as a virtual portfolio and networking tool that can be leveraged in a variety of ways beyond the job-seeking process
- BluCollr will allow employers in our target industries to proactively find workers with the rights skills for the right job rather than relying on passive means of recruitment

Essentially, we believe BluCollr will become the **industry standard for employment social networking in the skilled, unskilled and seasonal labor markets**, revolutionizing the way working people find work.

Our Market

Studies and labor statistics consistently show observed and expected growth in our target industries, indicating the need for a **more efficient means of hiring workers** to meet current and anticipated labor demands. This is particularly true for **small businesses**, which tend to **dominate these sectors, and often struggle with their human resources needs.** (Sources: Forbes/Sageworks, US Small Business Administration, Paychex)

The 10 Fastest Growing Industries In The U.S.

	Industry (NAICS code)	Sales Change (%) (1/1/2016-12/31/2016)
1	Computer Systems Design and Related Services (5415)	18%
2	Services to Buildings and Dwellings (5617)	14%
3	Building Finishing Contractors (2383)	14%
4	Residential Building Construction (2361)	14%
5	Foundation, Structure, and Building Exterior Contractors (2381)	13%
6	Other Professional, Scientific, and Technical Services (5419)	13%
7	Building Equipment Contractors (2382)	13%
8	Other Specialty Trade Contractors (2389)	13%
9	Nonresidential Building Construction (2362)	13%
10	Other Heavy and Civil Engineering Construction (2379)	13%

sageworks

To put this into perspective, **seven of the top 10 industries with the highest sales growth rates in 2016 were related to construction**. Construction-related industries with the fastest sales growth in 2016 included building finishing contractors, residential and nonresidential builders, contractors that work on foundations and building exteriors, and contractors that install or service mechanical systems such as electricity, water, elevators and heating and cooling. **Each of these industries experienced sales growth in 2016 of at least 13 percent.** (Source: Forbes/Sageworks)



In terms of expected growth, **employment of construction and extraction occupations alone is projected to grow by 11 percent from 2016 to 2026**, faster than the average for all occupations, **resulting in a gain of nearly 750,000 new jobs**. In addition, **several of the fastest growing occupations in the US are skilled trades, to include renewable energy installers and technicians**. Overall growth in the economy and population will also increase the demand for new buildings, roads, and other structures, which will result in the creation of new jobs to meet these demands. (Source: US Bureau of Labor Statistics, US Bureau of Labor Statistics, Pew)



According to the US Bureau of Labor Statistics, **there are now more job openings than there are workers**, making it harder for employers to find qualified candidates to fill open positions. **Truck driving, construction, carpentry and electrical work are some of the industries being hit hardest by this labor gap.** To put this into perspective, **80 percent of construction firms report they are having a hard time filling hourly craft positions that represent the bulk of the construction workforce.** (Sources: CNBC, Associated General Contractors of America)

According to the 2018 Small Business Profile published by the US Small Business Administration, **most of our target industries were dominated by small businesses from an employment share perspective**. Several maintained an **employment share of well over 50 percent** including Construction (82 percent), Accommodation and Food Services (61 percent) and Agriculture (85 percent). (Source: US Small Business Administration)

WE'RE
OPEN

Since December 2016, the **Small Business Optimism Index has averaged an unprecedented 105.4**, well above the 45-year average of 98 and rivaling the all-time high of 108.0 in July 1983; small business owners continue to report astounding optimism as they celebrate strong sales, the creation of jobs and more profits. (Source: National Federation of Independent Businesses)





Small Business Compensation
Compensation
Actual Last Three Months and Planned Next Three Months
YEAR

(Source: National Federation of Independent Businesses)

However, **the improving economy makes it harder to find qualified workers and raises pressure to increase compensation**. The shortage of qualified workers has reached record highs, and **the number of small business owners who plan to raise compensation is at one of the highest levels in history**. This challenge is likely to be exacerbated by the fact that many small businesses struggle to meet their human resources needs; a 2017 survey of **small business owners revealed that nearly 40 percent reported a lack of confidence in their ability to onboard new hires.** (Source: Associated General Contractors of America, National Federation of Independent Businesses, Paychex)

So what does this all mean? That there will **almost certainly be more jobs and better paying jobs for skilled, unskilled and seasonal workers being created over the next decade**. We seek to capitalize on this growth and provide a valuable service to working people and employers through a **dedicated platform designed to meet their unique human resources needs.**

Our Business Model

US Social Ad Revenue
Billions
BI INTELLIGENCE

Monetization of BluCollr will be achieved primarily through **social advertising revenue*** by leveraging the marketing data generated by our users.



(Source: Business Insider)

Social ad revenue in the U.S. is expected to surpass $30 billion by 2021, according to estimates by BI Intelligence. This figure is up from an estimated $15.5 billion in social ad revenue in 2016 and represents **a five-year compound annual growth rate of 15 percent**. We aim to capitalize on this growth by providing a vehicle for our advertisers to reach the unique demographics represented by our users. (Source: Business Insider)

The beauty of the BluCollr model is that **our users (both employers and employees) will, by necessity, self-identify valuable marketing data** (location, industry, etc.) upon registration. This data will allow us to **offer our advertisers non-invasive, targeted marketing opportunities aimed at their core consumers.**

**Social advertising is advertising that relies on social information or networks in generating, targeting and delivering marketing communications.*

For example, let's take a hypothetical user who is a general contractor living in the Cincinnati, Ohio area. Based on this information alone (the bare minimum this individual would need to provide to use the BluCollr platform), **we already know of a host of brands, products and services that are almost certainly of interest to this user** – building material suppliers, tool manufacturers, work apparel manufacturers, hardware stores, construction machinery manufacturers, etc. – as well as the user's home market.



We can also **extrapolate additional brands, products and services that are likely of interest to this user based on marketing data related to the user's demographic** (large retail brands, automotive brands, food/drink brands, entertainment, retail appeal brands, etc.). Now if we expand this concept to a larger number of users fitting the same profile (i.e. every user who is a general contractor in the Cincinnati, Ohio area) **we have a perfect target demographic for several of the aforementioned brands, products and services.**



To put this into perspective, consider the case of **one of the largest building supply retailers in the US**. According to Adweek, **professional contractors make up just 3 percent of its customers, but generate 40 percent of its revenue**. The same building supply retailer **spent nearly $790 million on marketing in 2016** alone, more than **50 percent of which was spent on digital marketing.** (Sources: Adweek, eMarketer)

BluCollr will create an opportunity for **this retailer to directly reach its key demographic – professional contracters – with a high degree of certainty** through a single platform without the invasive data harvesting or probabilistic algorithms required by most social networking platforms. In essence, we will be able to **offer our advertisers an ironclad guarantee that their ads are being viewed by their target audience** – potential customers who will be professionally interested in not only viewing their ads, but in buying their products.

Our Development Team



To complete the development of the BluCollr platform, **we will be working with** Blue Label Labs, a leading app design, development and marketing agency based in New York City and Seattle. We intended to **first complete the web-based application**, and then subsequently develop mobile applications based on consumer demand.

Once the web-based application is developed and tested, **we plan to preview the application via a soft launch in a test market** to assess user experience, develop new features and compile user-analytics for the next phase of development, investment and full launch.

Invest in BluCollr Today!









An Untapped Market

Based on our research, both employers and workers in the trades and seasonal labor industries are using antiquated means of networking, finding jobs and hiring workers because **existing employment social networks and websites do not meet their specific human resources needs**. Studies and labor statistics consistently show observed and expected growth in these industries, indicating **the need for a more efficient means of connecting employers and employees** in the skilled, unskilled and seasonal labor markets.

A Unique Solution

We believe BluCollr will provide a **unique and innovative solution** to the human resources needs of the skilled, unskilled and seasonal labor markets. BluCollr's **virtual portfolio** system will allow tradespeople to store and showcase their work, and connect with industry peers and employers. BluCollr will also enable employers in these industries to **proactively find workers with the right skills** to meet their employment needs. We believe **BluCollr will become the industry standard** for employment social networking in these industries, revolutionizing the way working people find work.

A Solid Business Model

BluCollr will **generate revenue through social advertising** – an established business model for social networking websites and applications – that will capitalize on the marketing data generated by our users. This data will allow us to offer our advertisers **non-invasive, targeted marketing opportunities aimed at their core consumers.**

Significant Financial Opportunities

Social ad revenue in the U.S. is expected to surpass $30 billion by 2021, and market data indicates that our target advertisers – building material suppliers, tool manufacturers, work apparel manufacturers, hardware stores, construction machinery manufacturers, etc. – are spending billions every year on digital advertising. BluCollr will create an opportunity for these businesses to **directly reach their target demographics** with a high degree of certainty through a single platform.

Join us, and change the way working people find work!

At BluCollr, we believe that there is **incredible demand** in the skilled, unskilled and seasonal labor markets for a **more modern approach to employment networking and hiring** that will only **increase as these industries continue to grow** in the coming years.



We also believe that there are **significant financial opportunities** in the development of a platform that can **directly reach workers and employers in the trades and seasonal labor industries** with social advertising and marketing campaigns.

With your investment, you'll be enabling the development and soft launch of the BluCollr platform. **Join us, and change the way working people find work!**

The graphic above is a design mockup; final product may vary.

Chris Lawrence and Chris Carsten

Founders, BluCollr, LLC





BluCollr

January 2018

Our Company Launched

Founders form BluCollr, LLC and secure the domain https://blucollr.com. Trademark applications for "BluCollr" filed with the US Patent and Trademark Office.

February 2018

Initial Development

BluCollr initiates the research, planning and design phases for the platform; develops initial specifications and models for use with developers.

April 2018

Development Team

BluCollr begins working with Blue Label Labs on the conceptualization and design of the BluCollr platform. Estimates provided by Blue Label Labs enable full budget analysis.

June 2018

Strategy

BluCollr develops comprehensive strategy based on market analysis, budget requirements and platform specifications.

August 2018

StartEngine

BluCollr begins working with StartEngine to develop our campaign.

December 2018

Launched on StartEngine

Join us in revolutionizing the way working people find work!

Platform Development and Testing [ANTICIPATED]

Working with Blue Label Labs, we anticipate completing the development and testing of the BluCollr platform in early 2019.

April 2019

Test Market Launch [ANTICIPATED]

BluCollr will launch within a test market to assess user experience and market reception for the next round of development and investment.

Marketing Campaign [ANTICIPATED]

Working with our marketing partners, we plan to launch a targeted marketing campaign to coincide with the soft launch.

Meet Our Team





Chris Lawrence

Co-Founder and Manager, Head of Business Development and Marketing

Chris has served as BluCollr's Head of Business Development and Marketing since our inception in January 2018. Chris began his journey in the working trades when he was sixteen years old. As he worked his way through high school and college, he developed his skills as a carpenter's apprentice while also taking jobs in the food service industry. After completing his undergraduate studies, Chris embarked on a career in sales and marketing to include positions with Enterprise Rent-a-Car and Pfizer Pharmaceuticals focusing on business development and brand promotion. Throughout his professional career, Chris continued to develop his skills in carpentry, ultimately deciding to leave the corporate world to become a lead carpenter installing custom millwork and high-end finish carpentry in the New York Metropolitan Area, the Hudson Valley, and beyond. In 2015, Chris opened his own custom construction, woodworking and furniture business based on Long Island. Along the way, Chris earned a B.A. in English from the University of Connecticut and a M.A. in Literature from the State University of New York at New Paltz. Chris brings a unique range of skills to the BluCollr team including extensive knowledge of the skilled, unskilled and seasonal labor markets as well as expertise in business development, sales and marketing. Work History: 01/2018-Present: Co-Founder of BluCollr, LLC; 05/2016-Present Owner and Sole Proprietor of Vagabond Craftworks, LLC; 04/2015-04/2016: Lead Carpenter at DB Home Improvement, Inc. As of December, 2018, Chris Lawrence will be working on the growth and development of BluCollr.com on a full-time basis.

Chris Carsten

Co-Founder and Manager, Head of Operations and Strategy

Chris has served as BluCollr's Head of Operations and Strategy since our inception in January 2018. Chris first started in the manual trades when he was fifteen years old working as a bus boy at a local catering hall in Long Island, NY. Throughout his teens and twenties, Chris worked in the food service, construction and trucking industries to put himself through college, ultimately earning a B.S in Economics from the George Washington University and a M.A in English from University College London. After completing his education, Chris served as an intelligence officer within the US Intelligence Community where he gained valuable experience in analysis, operations and risk management as well as significant international exposure. After leaving government service, Chris accepted a position with a major investment bank providing analytic and project management expertise to a range of issues across operations and risk management. Chris brings a wealth of expertise to the BluCollr team, particularly in the realms of strategy development, operations, applied analytics and enterprise risk management. Work History: 01/2018-Present: Co-Founder of BluCollr, LLC; 12/2015 - Present: Vice President at Deutsche Bank AG (primary job). Chris will be working on the growth and development of BluCollr.com on a part-time basis (approximately 20 - 30 hours per week).

Offering Summary

Maximum 1,070 Shares of Membership Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100 Shares of Membership Units ($10,000)

Company	BluCollr, LLC
Corporate Address	29 Harkin Lane, Hicksville, New York 11801
Description of Business	BluCollr is an employment social network and virtual portfolio website that provides non-downloadable software to users.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$100/Membership Unit
Minimum Investment Amount (per investor)	$100

Investment Bonus (Bonus Shares as Percentage of Investment)

$1,000 - $4,999: 10% bonus

$5,000 - $9,999: 15% bonus

$10,000 - $29,999: 20% bonus

$30,000 or more: 25% bonus

If you invest $1,000 or more, you will receive bonus shares as a percentage of your investment based on the schedule above.

For example, if you buy 10 membership units at $100 / share ($1,000 investment), you will receive 1 membership bonus unit (10%), meaning you'll own 11 units for $1,000;

If you buy 300 membership units at $100 / share ($30,000 investment), you will receive 75 membership bonus units, meaning you'll own 375 units for $30,000.

Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The 10% Bonus for StartEngine Shareholders

BluColir, LLC will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Membership Units at $100 / share, you will receive 11 Membership Units, meaning you'll own 11 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding, Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.


Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT
OF
BLUCOLLR, LLC

THIS OPERATING AGREEMENT (this "Agreement"), effective as of January 10, 2018, is by and among BluCollr, LLC, a New York limited liability company, with a mailing address of 29 Harkin Ln., Hicksville, NY 11801 (the "Company"), and the individuals who are admitted as members and whose names appear on the Members Schedule,), and each other person who after the date hereof becomes a Member (as defined below) and a party to this Agreement by executing a joinder agreement (the "Member(s)").

PREAMBLE

The Company was duly formed on January 10, 2018, upon the filing of its Articles of Organization with the Department of State of the New York, pursuant to the New York Limited Liability Company Law, as amended (the "Act").

The parties hereto desire to adopt this Agreement as hereinafter set forth to define the rights and obligations of the parties with respect to lifetime transfer of the Membership Interests of the Company to require dispositions of such Membership Interests in the event of any Member's death, permanent disability or divorce, and otherwise to govern the business operations of the Company.

ARTICLE 1.
DEFINITIONS

1.1   Definitions. As used in this Agreement, the following terms when capitalized are defined terms and shall have the meanings set forth below:

"Act" shall mean the New York Limited Liability Company Law, as amended, and in effect at the time of reference thereto.

"Agreement" shall mean this Operating Agreement, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

"Capital Account" shall mean, as to any Member, the Capital Contributions made by such Member to the Company as of any date, properly adjusted to reflect such Member's Profits, Losses and Distributions. In calculating the Capital Account of a Member, Distributions to such Member shall be valued as reflected on the books of the Company.

"Capital Contributions" shall mean contributions to the capital of the Company by the Members.

"Cash Flow" shall mean the total cash receipts of the Company, less (a) costs of goods sold and all operating expenses of the Company (other than expenses not involving cash expenditures, such as depreciation), (b) all principal payments on loans made to the Company or secured by Company property, (c) capital expenditures, and (d) reserves for working capital or other purposes in such amounts as the Members may determine.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and in effect at the time of reference thereto.

"Company" shall mean BluCollr, LLC, a New York limited liability company.

"Deceased Member" shall have the meaning as defined in Section 7.5 of this Agreement.

"Disabled Member" shall have the meaning as defined in Section 7.4 of this Agreement.

"Distributions" shall mean cash or other property from any source, including Cash Flow, distributed to the Members by the Company. Distributions shall not mean any amounts paid to employees of the Company in accordance with the terms and conditions of any employment agreement with the Company.

"Effective Date" shall have the meaning as defined in Section 4.1 of this Agreement.

"Joinder Agreement" means the joinder agreement in form and substance attached hereto as Exhibit A.

"Legal Representative" shall mean the executor or administrator of the estate of a Member, or any trustee, receiver, custodian or court-appointed agent of a Member or the assets of a Member.

"Manager" or "Managers" shall mean, initially, Christopher M. Carsten and Christopher R. Lawrence, or such other Member(s) as may be designated or become a Manager pursuant to the terms of this Agreement. The Managers shall constitute a "manager" (as that term is defined in the NY LLCL) of the Company.

"Members" shall have the meaning as defined in the preamble.

"Membership Interest" shall mean all of the rights of a Member in the Company, including a Member's (i) right to a share of the Profits and Losses of, and right to receive Distributions from, the Company, (ii) right to inspect the Company's books and records, and (iii) right, subject to the terms of this Agreement, to participate in the management of and vote on matters that come before the Company.

"Members Schedule" means the schedule attached hereto as Schedule A.

"Non-Deceased Member" shall have the meaning as defined in Section 7.5 of this Agreement.

"Non-Disabled Member" shall have the meaning as defined in Section 7.4 of this Agreement.

4839-8685-7077 v1

"Non-Selling Member" shall have the meaning as defined in Section 7.3 of this Agreement.

"Offering Member" shall have the meaning as defined in Section 8.1 of this Agreement.

"Officers" shall have the meaning as defined in Section 5.2 of this Agreement.

"Other Member" shall have the meaning as defined in Section 8.1 of this Agreement.

"Percentage Membership Interest" shall mean, as to a Member, the percentage ownership of Membership Interests by said Member as set forth after the Member's name on the Members Schedule, as the same may be amended from time to time.

"Person" shall mean any corporation, firm, joint venture, limited liability company, limited liability partnership, natural person, partnership, trust or other entity.

"Profits" or "Losses" shall mean the profits or losses of the Company determined in accordance with the accounting method followed by the Company for federal income tax purposes, and shall include without limitation each item of Company income, gain, loss, deduction or credit to be received or borne by the Members.

"Selling Member" shall have the meaning as defined in Section 7.3 of this Agreement.

"Service" shall mean the Internal Revenue Service.

"Super Majority" shall mean the Member(s), whose aggregate Percentage Membership Interest constitutes more than seventy-five percent (75%) of the aggregate Membership Interests owned by all of the Members.

ARTICLE 2.
THE COMPANY

2.1   Formation. The Company was formed as a limited liability company under the Act on January 10, 2018.

2.2   Name. The name of the Company is BluCollr, LLC. If the Company does business under a name other than as set forth in its Articles of Organization, then the Company shall file an assumed-name certificate as required by the laws of the State of New York.

2.3   Principal Office and Place of Business. The principal office and place of business of the Company shall be at 29 Harkin Ln., Hicksville, NY 11801, or otherwise as may hereafter be determined by the Managers.

2.4   Term. The term of the Company commenced on the filing of the Articles of Organization and shall continue thereafter in perpetuity until dissolved or terminated in accordance with the terms and conditions of this Agreement.

2.5   Purpose. The Company has been formed to engage in any business purpose permitted under the Act and as may be determined by the Managers. Notwithstanding the foregoing, the Company shall not engage in any business for which any statute of the State of New York, other than the Act, specifically requests some other business entity or natural person to be formed or used for such business.

ARTICLE 3.
CAPITAL CONTRIBUTIONS AND RELATED MATTERS

3.1   Initial Capital Contribution. Each of the Members has made such initial capital contributions as they agreed.

3.2   No Additional Capital Contributions Required. No Member shall be required to contribute any additional capital to the Company, unless required by the consent of a Super Majority of All the Members.

3.3   Interest. No Member shall be entitled to interest on his Capital Contribution.

3.4   Withdrawal of Capital Contributions. Except as specifically set forth in this Agreement, no Member shall have the right to withdraw from the Company or to demand or receive the return of his Capital Contribution.

3.5   No Priority. No Member shall have priority over any other Members as to the return of Capital Contributions, the allocations of Profits or Losses, or Distributions.

3.6   Capital Accounts. A separate Capital Account shall be maintained for each Member and shall be credited with the amount of such Member's initial and subsequent Capital Contributions and such Member's share of the Company's Profits as determined in Article 4 hereof. Each such Capital Account shall be charged to reflect all Distributions and withdrawals of a Member's capital and such Member's share of the Company's Losses.

3.7   Loans. Any Member may, at any time, make or cause a loan to be made to the Company in any amount and on those terms as approved by at least a consent of a Super Majority.

ARTICLE 4.
PROFITS, LOSSES AND DISTRIBUTIONS

4.1   Allocation of Profits and Losses and Cash Flow.

(a)   Profits and Losses shall be allocated among the Members in accordance with each Member's Percentage Membership Interest, at the close of business on the day on which such allocation is to be made. Profits and Losses of the Company shall be determined (i) at the close of each fiscal year, (ii) upon the dissolution of the Company, and (iii) upon the winding up of the Company's business. The Profits and Losses of the Company shall be

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computed in accordance with the accounting method followed by the Company for federal income tax purposes, applied in a consistent manner.

(b)   In the event of a transfer of a Member's Membership Interest in accordance with Article 7 of this Agreement, Profits and Losses for that fiscal year shall be allocated between the Members to reflect their varying interests during the fiscal year. For purposes of computing the varying interests of each Member, the Company shall make an interim closing of its books, as of the last day of the calendar month in which the transfer of the Membership Interest occurs (the "Effective Date"), and compute Profits and Losses applicable to the period of time before and after the Effective Date using the accrual method of accounting.

4.2   Allocation of Gains and Losses Upon Sale or Liquidation. Gains and losses recognized by the Company upon the sale, exchange or other disposition of all or substantially all of the assets of the Company, or upon the liquidation of the Company, shall be allocated to the Members in the same proportions as Profits and Losses are allocated to the Members.

4.3   Built-in Gains and Losses. In accordance with Section 704(c) of the Code and the treasury regulations promulgated thereunder, income, gain, loss and deduction with respect to the property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of variations between the adjusted basis of the property contributed and the fair market value of the property. The allocations shall be made using such reasonable methods as the Members shall determine.

4.4   Allocation of Gains and Losses For Income Tax Purposes. Except as provided in Sections 4.1(a), 4.1(b), 4.2 and 4.3 above, for federal and state income tax purposes each item of income, gain, loss or deduction shall be allocated to each Member in accordance with each Member's Percentage Membership Interest or as the Members shall determine.

4.5   Guaranteed Distributions. The Managers, subject to the approval of the Super Majority, shall have the right to establish certain guaranteed distributions to the Managers and any Members providing services to the Company who, but for their status as Members of the Company, would be treated as employees of the Company, from time to time (any such guaranteed distributions to qualifying person approved by the Manager and the Super Majority, "Guaranteed Distributions"). Any Guaranteed Distributions so established will be paid by the Company prior to the distribution of any available Cash Flow and/or Distributions pursuant to Section 4.7.

4.6   Distributions of Cash Flow from Operations. The timing and amount of Distributions of available Cash Flow to the Members shall be determined by the Managers. Except for any Guaranteed Distributions, all Distributions of available Cash Flow will be distributed to the Members in accordance with each Member's Percentage Membership Interest.

4.7   Distribution from Sale or Merger.

(a)   Distributions of proceeds received from (i) a sale, exchange or other disposition of all or substantially all of the assets of the Company, or (ii) the merger of the

5

Company with or into another entity such that the Company is not the surviving entity, shall be made to the Members in in accordance with each Member's Percentage Membership Interest.

(b)   Notwithstanding the foregoing provisions of this Section 4.6, Distributions of proceeds received from the sale arising from the liquidation of the Company shall be distributed and applied in the following order of priority:

(i)   to the payment of debts of the Company;

(ii)   to the payment of all expenses of the Company incurred in connection with any liquidation;

(iii)   to establish reserves which the liquidator (or the Members) deems reasonably necessary for contingent, unmatured, or unforeseen liabilities or obligations of the Company; and

(iv)   the balance, if any, to the Members in the same proportions as Profits and Losses are allocated to the Members.

4.8   Limit on Changes in Allocations. Notwithstanding any provision to the contrary set forth in this Article 4, if, as of any date, a Member shall have a legal obligation to the Company for the payment of money or the contribution of property, and such obligation is past due, such Member's share of the Distributions shall be reduced by an amount equal to such past due monetary legal obligation or the designated value of the legal obligation to contribute such past due property.

ARTICLE 5.
MANAGEMENT

5.1   Management.

(a)   The Manager(s) shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. If there shall be at any time more than one Manager, the vote or consent of a majority of the Managers then in office shall constitute the approval of the Managers for such action. The number of Managers shall be fixed from time to time by the affirmative vote of the Super Majority. Company shall initially have two (2) Managers who shall be elected by the Super Majority. Any action taken by the Managers shall constitute the act of and serve to bind the Company. The Manager(s) shall serve as Manager until a successor is appointed. Persons dealing with the Company are entitled to rely conclusively on the power and authority of each of the Managers as set forth in this Agreement. The Managers shall have all rights and powers of a manager under the Act, and shall have such authority, rights and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this Agreement. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Managers pursuant to a resolution expressly authorizing such action.

(b)   A meeting of the Members may be called at any time by the Managers or by the Members who collectively hold twenty percent (20%) or more of the Percentage Membership Interests. Meetings of the Members shall be held at the Company's principal place of business or at any other place designated by the Managers. Not less than five (5) days before each meeting, the Person calling the meeting shall give notice thereof to each Member entitled to vote at the meeting. The notice shall state the place, date, hour and purpose of the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of a Super Majority constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized attorney-in-fact.

(c)   Except as otherwise provided in this Agreement, the consent of a Super Majority shall be required to approve any of the following matters coming before the Members:

(i)   to issue any check in the name of the Company in an amount equal to or in excess of $50,000.

(ii) borrow any money or incur any indebtedness in excess of $100,00, other than in the ordinary course of business;

(iii) the entering into or consummation of any transaction or arrangement with any Manager or any transaction involving an actual or potential conflict of interest with any of the foregoing, other than as specifically provided for in this Agreement, and the giving, making or enforcement of any rights, approvals, consents, elections or other decisions with respect to any such transaction, agreement or arrangement;

(iv) any contract, transaction or series of transactions with a third party which requires payments in excess of $100,000 in any twelve (12) month period, other than in the ordinary course of business;;

(v) initiate or consummate an initial public offering, qualified public offering, or any other public offering and sale of the Membership Interests or any other securities; or

(vi) establish a subsidiary or entering into any joint venture or similar business arrangement.

(d)   In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument indicating the consent of Members holding the requisite Super Majority as required for Members to take action under this Agreement.

(e)   Except as otherwise provided in this Agreement, any vacancy occurring for any reason among the Managers, whether resulting from an increase in the number thereof ,

4839-8685-7077 v1

or the death, resignation or removal of one or more Managers or otherwise, may be filled by vote of the remaining Managers then in office, provided that, if there are no remaining Managers, the vacancy(ies) shall be filled by vote of the Super Majority.

5.2   Election of Officers; Delegation of Authority. The Managers may, from time to time, designate one or more officers with such titles as may be designated by the Managers to act in the name of the Company with such authority as may be delegated to such officers by the Managers (each such designated person, an "Officer"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Managers. Any action taken by an Officer designated by the Mangers pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any Officer set forth in this Agreement and any instrument designating such Officer and the authority delegated to him.

5.3   Personal Service. The compensation of the Managers shall be fixed from time to time by the Super Majority. No Member-Manager shall be prevented from receiving compensation for the performance of his duties as a Manager because it is a Member. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Managers, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purposes thereof, however, a Member shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4   Duties of Parties.

(a)   The Managers shall devote such time to the business and affairs of the Company as is necessary to carry out their respective duties as set forth in this Agreement as determined by the Managers from time to time.

(b)   Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members or affiliates thereof. In any of those cases, those dealings and undertakings shall be at arm's length and on commercially reasonable terms.

5.5   Liability and Indemnification.

(a)   No Manager shall be liable, responsible or accountable, in damages or otherwise, to any other Member or to the Company for any act performed by the Manager within the scope of the authority conferred on the Manager by this Agreement, except for fraud, bad faith, gross negligence or an intentional breach of this Agreement.

(b)   No Officer shall be liable to the Company or any Member for any loss, damage or claim incurred by reason or any action taken or omitted to be taken by such Officer in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, bad faith, gross negligence or an intentional breach of this Agreement.

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(c)   The Company shall indemnify each Manager and each Officer for any act performed by the Manager or the Officer within the scope of the authority conferred on the Manager or the Officer by this Agreement, except for fraud, bad faith, gross negligence or an intentional breach of this Agreement.

ARTICLE 6.
BOOKS AND RECORDS, ACCOUNTING AND TAX MATTERS

6.1   Books of Account. The books and records of the Company shall at all times be maintained at the principal office of the Company or such other office as may be designated for such purpose by the Super Majority. Each Member or his duly-authorized representative shall have full, complete and unrestricted access to all of the Company's book and records at all times. The books of the Company shall be prepared annually at Company expense by an independent accountant designated by the Managers.

6.2   Tax Matters. The Members of the Company and the Company intend that the Company be treated as a partnership for all income tax purposes and will file any and all forms deemed necessary in furtherance thereof.

6.3   Tax Return. The Company will file income tax returns on a calendar year basis. The Company shall file all necessary federal, state and local income tax returns each year in each jurisdiction where the Company has properties or conducts business.

6.4   Appointment; Resignation. The Managers hereby appoint Christopher R. Lawrence as the Tax Matters Member and as the "partnership representative" (the "Partnership Representative") as provided in Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 (the "BBA")). The Tax Matters Member or Partnership Representative may resign at any time and may be removed at any time by the Super Majority. Upon any such resignation or removal, the Super Majority shall appoint a new Tax Matters Member or Partnership Representative.

6.5   Tax Examinations and Audits. The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company. The Tax Matters Member or Partnership Representative shall promptly notify the Members if any tax return of the Company is audited and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment. Without the consent of the Super Majority, the Tax Matters Member or Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any Taxing Authority.

4839-8685-7077 v1

6.6   BBA Elections. To the extent permitted by applicable law and regulations, the Company will annually elect out of the BBA tax audit procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b) (as amended by the BBA). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA tax audit procedures, then within thirty (30) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

6.7   Banking.   All funds of the Company shall be deposited in the name of the Company in such checking or other types of depository accounts as may be designated by the Managers.

ARTICLE 7.
WITHDRAWAL AND TRANSFER OF MEMBERSHIP INTERESTS

7.1   Restrictions on Disposition. No Member shall encumber, hypothecate or transfer, by sale, gift, bequest, assignment, operation of law or otherwise, any Membership Interests now or hereafter owned by him except in accordance with this Agreement. If no provision of this Agreement governs the proposed disposition, then such disposition shall be deemed to be prohibited by this Agreement, except with the written consent of Super Majority .

7.2   Condition Precedent for Transfer. No Member shall effect, in any manner, any transfer of any Membership Interest unless the transferee, as a condition precedent to such transfer, consents in writing to the continuance of the terms and conditions of this Agreement by dating and executing a counterpart copy thereof and delivering it to the Company with copies to the Super Majority .

7.3   Transfers.

(a)   Right of First Refusal.

(i)   In the event that any Member (the "Selling Member") of the Company desires to sell, assign, transfer or otherwise dispose of its Membership Interests, he or she shall give written notice to the remaining Members (the "Non-Selling Members") and the Non-Selling Members shall have the right of first refusal to purchase such Membership Interest at the purchase price as determined pursuant to Section 7.3(b) of this Agreement. The Non-Selling Members shall have thirty (30) days from the date of such notice to agree to purchase all or part of such Membership Interest by giving written notice to the Selling Member stating the quantity of such Membership Interest to be purchased and fixing a closing date for the purchase of such Membership Interest not more than thirty (30) days thereafter; provided, however, that the Selling Member shall have no obligation to sell the Membership Interests to the Non-Selling Members if the Non-Selling Members and the Company (in accordance with Section 7.3(a)(iii) below) have agreed to purchase less than all of the Selling Member's Membership Interests. At the end of the thirty (30) day period referred to in this Section 7.3(a)(i), the Selling Member shall give written notice to the other Member of the number of Membership Interests purchased and not purchased by the Non-Selling Member pursuant to this Section 7.3(a)(i).

(ii)   In the event that the Non-Selling Members fail to exercise the foregoing right of first refusal with respect to any of the Selling Member's Membership Interests within the applicable time periods specified in Sections 7.3(a)(i), the Company shall purchase all remaining Selling Member's Membership Interests at the purchase price and according to such terms as determined pursuant to Sections 7.3(b) and (c), respectively, of this Agreement. Such purchase by the Company shall be a mandatory redemption of the Selling Member's Membership Interests. The closing date for said purchase and sale shall occur within thirty (30) days after the date on which the Company gives written notice to the Selling Member of its obligation to purchase said Membership Interests.

(b)   Purchase Price. The amount to be paid for the Membership Interests to be sold under this Section 7.3 shall be an amount equal to the "fair market value" of such Membership Interests as determined in accordance with the terms and conditions set forth in Section 7.7 of this Agreement.

(c)   Payment of Purchase Price. In the event that any sale of a Member's Membership Interests pursuant to Section 7.3(a)(i) or (ii), the purchaser of said Membership Interests (either a Non-Selling Member or the Company, as the case may be) shall deliver to the Selling Member:

(i)   An amount equal to fifty percent (50%) of the aggregate purchase price to be paid by said purchaser in cash or certified check on the closing date of the purchase; and

(ii)   Twenty-five percent (25%) of the aggregate purchase price to be paid by said purchaser in cash or certified check on each of the next two (2) anniversaries of the closing date of the purchase.

7.4   Disposition Of Units At Death. Notwithstanding anything in this Section 7 to the contrary, any Member, who is an individual, may Transfer all or any portion of his or her Membership Interests to his or her spouse, a parent, a sibling, a lineal descendant (expressly including those who are adopted and step children), or any combination thereof by bequest or inheritance upon his or her death.

7.5   Definition Of Fair Market Value.

(a)   Effective Date. For purposes of this Agreement, the "fair market value" shall be determined in accordance with the terms and provisions of this Section 7.5 as of the Effective Date, as defined in Section 4.1 of this Agreement, of the occurrence of the event giving rise to the purchase of the Membership Interest of any Member.

(b)   Fair Market Value. The "fair market value" for such Membership Interests shall be that which is agreed upon in writing by the Selling Member (either the Selling

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Member, or the Deceased Member, as the case may be) and the purchaser of said Membership Interests. If such agreement is not reached within thirty (30) days after the Effective Date, the "fair market value" for such Membership Interest shall be the "fair market value" thereof as of the Effective Date as determined in accordance with the terms and conditions set forth in Section 7.5(c) below.

(c) Appraisal. Within ten (10) days after the expiration of the thirty (30) day period set forth in Section 7.5(b) above, the Selling Member (either the Selling Member, the Disabled Member or the Deceased Member, as the case may be) shall select a reputable business appraiser and give written notice thereof to the Non-Selling Members, and the Non-Selling Members shall select a reputable business appraiser and give written notice thereof to said Selling Member. Such business appraiser shall be an institutional organization which regularly conducts appraisals of businesses of a nature similar to that owned by the Company. The "fair market value" of the Membership Interests being purchased, as determined and agreed upon by the two (2) appraisers set forth above, shall be the "fair market value" for such Membership Interests. In the event the two (2) appraisers cannot, within thirty (30) days after their selection, agree to the "fair market value" of said Membership Interests, the two (2) appraisers shall select a third appraiser. Such third appraiser shall appraise the real estate owned by the Company, and such appraisal shall be used to determine the purchase price for said Membership Interests. The final determination of the appraisal shall be binding on all of the parties. The appraisers shall deliver a written report of their respective appraisal to all interested parties, and the cost of such appraisals shall be borne equally by said Selling Member and the Non-Selling Members.

ARTICLE 8.
DISSOLUTION

8.1 Dissolution of the Company. The Company shall continue in effect unless sooner terminated upon the occurrence of any one or more of the following events:

(a) upon the written agreement of a Super Majority or more of the Percentage Membership Interests to dissolve the Company; or

(b) by operation of law.

8.2 Winding Up and Distribution.

(a) Upon termination of the Company, the affairs of the Company shall be wound up and all of its debts and liabilities discharged in the order of priority as provided by law. The fair market value of the remaining assets of the Company shall then be determined, with the fair market value of any assets other than cash being determined by an independent appraiser selected by the Super Majority. Thereupon, the assets of the Company shall be distributed in accordance with Section 4.6(b).

(b) The winding up of the affairs of the Company and the distribution of its assets shall be conducted by a Person selected to act as liquidator by the Super Majority. Said

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liquidator is hereby authorized to do all acts authorized by law for these purposes. Without limiting the generality of the foregoing, the liquidator in carrying out such winding up and distribution shall have full power and authority to sell all or any of the Company's assets or to distribute the same in kind to the Members. Each Member shall receive its share, minus any deficit in such Member's Capital Account, of the assets in cash and/or kind, and the portion of such share that is received in kind may vary from Member to Member, or as the liquidator in its sole discretion may decide. Any assets distributed in kind shall be subject to all agreements relating thereto which shall survive the termination of the Company.

ARTICLE 9.
GENERAL PROVISIONS

9.1 <u>Notices</u>. All notices, statements, requests and demands provided for or permitted to be given pursuant to this Agreement must be in writing. All notices, demands and requests to be sent to any or all of the Members shall be personally delivered or sent by first class mail, postage prepaid, to the address set forth on <u>Schedule 1</u>. All notices, demands or requests shall be effective upon personal delivery or, if mailed, three (3) days following their deposit in the mail as required by this Section 9.1. Any address for the sending of notice may be changed by a Member sending a notice to that effect to the Company and the other Member.

9.2 <u>Merger</u>. This Agreement contains the sole and entire agreement and understanding of the Members with respect to the subject matter hereof. All prior discussions, negotiations, commitments and understandings relating thereto are merged herein.

9.3 Amendment. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Super Majority provided that in no event shall any amendment materially and adversely affect the economic or non-economic rights or obligations of any single Member without the prior written consent of such Member unless such amendment materially and adversely affects the same rights and obligations of all Members and in the same manner. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase, or a transfer of Membership Interest in accordance with this Agreement may be made by the Managers without the consent of or execution by the Members.

9.4 <u>Waiver</u>. No consent or waiver, express or implied, by any Member to or of any breach or default in the performance of another Member's obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of any other obligation under this Agreement.

9.5 <u>Severability</u>. If any provisions of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the full extent permitted by law.

4839-8685-7077 v1

9.6   Binding Agreement. Subject to the restrictions on transfers and encumbrances set forth herein, this Agreement shall inure to the benefit of and be binding upon the Members and their respective heirs, executors, legal representatives, successors and assigns. Whenever, in this Agreement, a reference to any Member is made, the reference shall include the heirs, executors, legal representatives, successors and assigns of the Member.

9.7   Definitions and Articles, Sections and Paragraph References. As used in this Agreement, the singular includes the plural and the masculine, feminine and neuter gender each include the other where the context so indicates. References to Articles, Sections and paragraphs shall be references to the Articles, Sections and paragraphs of this Agreement.

9.8   No Rights Created in Third Persons. This Agreement is intended solely for the benefit of the Members and does not create any rights in persons who are not Members.

9.9   Governing Act. This Agreement and the obligations of the Members hereunder shall be interpreted, governed by, construed and enforced in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

9.10   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument. For all purposes, a facsimile or other electronic version (e.g., a pdf) of this executed Agreement is deemed to be an original.

9.11   Investment Representations. Each Member hereby represents and warrants to the Company and each other Member as follows:

    (a)   Such Member acknowledges that:

        (i)   the Membership Interest owned by it has not been registered under the Securities Act of 1933, the New York State securities act or any other state securities laws (collectively, the "Securities Acts") because the Company is issuing such Membership Interest in reliance upon exemptions from the registration requirements contained in the Securities Acts for issuances not involving a public offering;

        (ii)   the Company has relied upon the fact that the Membership Interest is to be held by such Member for investment purposes only, and not with a view to any resale or distribution thereof; and

        (iii)   the Company is under no obligation to register or qualify the Membership Interest or to assist any Member in complying with any exemption from registration under the Securities Acts if such Member wishes to dispose of the Membership Interest.

    (b)   Each Member is acquiring the Membership Interest for his or its own account, for investment purposes only, and not with a view to the resale or distribution thereof, unless there are effective registrations or other qualifications relating thereto under applicable Securities Acts.

(c)   Before acquiring the Membership Interest, each Member investigated the Company and its business, and the Company made available to it all information necessary to make an informed decision to acquire the Membership Interest.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned each of the undersigned have executed this Agreement as of the date first written above.

COMPANY:

BluCollr, LLC

By:
Christopher R. Lawrence, Manager

By:
Christopher M. Carsten, Manger

MEMBERS:

Christopher R. Lawrence, Individually

Christopher M. Carsten, Individually

SCHEDULE 1

List of Members and Membership Interests

Name	No. of Units	Membership Interest
Christopher M. Carsten 228 E 13th Street New York, NY 10003	10,700	50%
Christopher R. Lawrence 17 Enness Avenue Bethpage, NY 11714	10,700	50%
TOTAL:	21,400	100%

EXHIBIT A

FORM OF JOINDER AGREEMENT

This Joinder Agreement ("**Joinder Agreement**") is executed by the undersigned (the "**Acquiror**") pursuant to the terms of that certain Operating Agreement dated as of _____ (as the same may hereafter be amended, the "**Operating Agreement**") by and among BluCollr, LLC, a New York limited liability company (the "**Company**") and the Members thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Operating Agreement.

RECITALS:

WHEREAS, the Company requires that Acquiror agree to become bound by and/or a party to the Operating Agreement of the Company, and the parties hereto wish to memorialize the Acquiror's agreement to the same;

NOW THEREFORE, by the execution of this Joinder Agreement, the Acquiror agrees as follows:

1.1   Acknowledgement. Acquiror acknowledges that Acquiror is acquiring the Membership Interest of the Company subject to the terms and conditions of the Operating Agreement.

1.2   Agreement. Acquiror (i) agrees that the Membership Interest of the Company acquired by Acquiror shall be bound by and subject to the terms of the Operating Agreement, and (ii) hereby adopts the Operating Agreement with the same force and effect as if Acquiror were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Operating Agreement shall be given to Acquiror at the address listed beside Acquiror's signature below.

[SIGNATURE PAGE FOLLOWS]

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EXECUTED AND DATED this ____ day of _____, 2018.

ACQUIROR:

_____

Name:

Address: _____

_____

Fax: _____

Accepted and Agreed:

BLUCOLLR, LLC

By: _____

Name: _____

Title: _____

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